

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



August 5, 2005

Act	Securities Exchange Act of 1934
Section	14E
Rule	Rule 14e-5
Public Availability	ASAP

Scott V. Simpson, Esq.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London E14 5DS
England

Re: Offer by Danaher Corporation for Leica Geosystems Holdings AG
File No. TP 05-81

Dear Mr. Simpson:

This is in response to your letter dated August 5, 2005. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the Federal Stock Exchanges and Securities Trading Act (*Bundesgesetz uber die Borsen und den Effektenhandel*) and the Swiss Takeover Board's Ordinance on Public Tender Offers (*Verordnung der Ubernahmekommission uber oofentliche Kaufangebote*) and the rules of the SWX Swiss Exchange (together, the Swiss Rules);

- Leica Geosystems Holdings AG (Leica), a joint stock company (*société anonyme, Aktiengesellschaft*) incorporated pursuant to the laws of Switzerland, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act; and

- Any purchases of outstanding shares (Shares) of Leica by (i) Danaher Corporation (Danaher), a Delaware corporation; (ii) Edelweiss Holdings ApS (the Bidder), a company incorporated under the laws of the Kingdom of Denmark and a wholly-owned subsidiary of Danaher; or (iii) any agents, financial advisors and other nominees or brokers, or one of their wholly-owned subsidiaries, acting on behalf of Danaher or Edelweiss in connection with the Offer (collectively, the Prospective Purchasers), will be subject to the Swiss Rules.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Shares, otherwise than pursuant to the Offer, shall be made in the United States;

2. Disclosure of the possibility of purchases of Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, shall be included prominently in the Prospectus;

3. While Swiss law only requires the Bidder to disclose information to the STOB and SWX Swiss Exchange, such purchases will be publicly disclosed in the United States through electronic media that publicly distributes stock market information;

4. The Prospective Purchasers shall comply with any applicable requirements under Swiss law, including the Swiss Rules and the rules of the SWX Swiss Exchange;

5. The Prospective Purchasers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all purchases of Shares made by any of them during the Offer, on a transaction-by-transaction basis, including:
   a. size, broker (if any), time of execution, and price of purchase; and
   b. if not executed on the SWX Swiss Exchange, the exchange, quotation system, or other facility through which the purchase occurred;

6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs 5.a. and 5.b. to the Division at its offices in Washington, D.C. within 30 days of its request;

7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption is based solely on your representations and the facts presented in your letter, and is strictly limited to the application of the rules and statutory provisions listed above to your proposed transaction. Such transaction should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division expresses no view with respect to any other questions that the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority



James A. Brigagliano
Assistant Director
Office of Trading Practices & Processing

Attachment

SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

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LONDON E14 5DS

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August 5, 2005

Mr. James A. Brigagliano
Assistant Director
Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Ladies and Gentlemen:

Re: Offer by Danaher Corporation for Leica Geosystems Holdings AG

We are writing on a confidential basis on behalf of our client, Edelweiss Holdings ApS ("**Edelweiss**" or the "**Bidder**"), a company incorporated under the laws of the Kingdom of Denmark and wholly-owned subsidiary of Danaher Corporation, a Delaware corporation, for the purpose of making a public tender offer (the "**Offer**") to acquire all the outstanding shares of Leica Geosystems Holdings AG (the "**Shares**"), a joint stock company (*société anonyme*, *Aktiengesellschaft*) incorporated pursuant to the laws of Switzerland ("**Leica**" or the "**Company**"). Bidder announced the Offer on July 26, 2005 and commenced the Offer by way of publication of a Prospectus (the "**Prospectus**") on July 28, 2005.

As discussed earlier with members of the staff of the Securities and Exchange Commission (the "**Commission**"), we, as U.S. counsel to the Bidder and Danaher Corporation in connection with the Offer, are requesting exemptive relief from Rule 14e-5 ("**Rule 14e-5**") promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

Background

Leica

According to information available to the Bidder and Danaher Corporation, Leica is a foreign private issuer as defined in Rule 3b-4(c) of the Exchange Act. Leica's Shares are not registered under Section 12 of the Exchange Act, listed on a U.S. national securities exchange, nor quoted on Nasdaq. Further, Leica does not file reports with the Commission pursuant to Section 13(a) or 15(d) of, or furnish information to the Commission pursuant to Rule 12g3-2(b) under, the Exchange Act. Leica does not have any sponsored ADR programs outstanding.

Leica is headquartered in Heerbrugg, Switzerland. Leica is best known for a broad range of products that capture and analyze spatial data, generate models, and are capable of presenting spatial information in 3-D. Leica's products and solutions are widely used in surveying, engineering and construction; civil and structural engineering; public and private infrastructure projects; asset and facilities management; aerospace, automotive and general industries; mining and exploration; agriculture and forestry; mapping; urban planning and cadastral applications; and disaster management. The Company employs approximately 2,300 people in 21 countries located in more than 120 countries worldwide.[1]

Based on information published by the SWX Swiss Exchange, as of the date of this letter, Leica's share capital amounted to CHF 117,329,100, divided into approximately 2.3 million issued and outstanding Shares, being registered shares with a nominal value of CHF 50 each, fully paid-in. The Shares are listed in the main segment of the SWX Swiss Exchange.

Swiss law requires that shareholders in public companies notify the SWX Swiss Exchange and the Company within four trading days of their share ownership in the Company if such shareholding reaches, exceeds or falls below certain thresholds, which are 5%, 10%, 20%, 33.3%, 50% and 66.6%. Based on publicly available information, as of the date hereof only two shareholders owned more than 5% of the shares of the Company: one shareholder, a U.S. person, owning 6.19% of the shares of the Company and another, a non-U.S. person, owning 8.01%. No other shareholder has communicated that it owns more than 5% of the shares in the Company as of the date of this letter. Given the nature of shareholdings in Swiss companies and Swiss law, the Prospective Purchasers do not have access to specific information regarding the company shareholding, or the addresses of its shareholders other than the information publicly available through the SWX Swiss Exchange. The Company has informed the Prospective Purchasers that, based on information concerning registered holders available to the Company, it believed that (in addition to the 6.19% owned by one U.S. person as described above) U.S. registered shareholders of the Company owned 2.82% of the Leica shares. Based on publicly available information and information provided by the Company, the Prospective Purchasers believe that U.S. persons do not beneficially own more than 40% of the shares of the Company.

Edelweiss

Edelweiss Holding ApS is a private limited company (*Anpartsselskab*), which was incorporated on July 22, 2005 pursuant to the laws of the Kingdom of Denmark. Bidder is an indirect wholly owned subsidiary of Danaher Corporation. Bidder is registered with the Danish Commerce and Companies Agency under CVR-no. 28899505. Its registered office is at The Municipality of Copenhagen and its business address is at Åkandevej 21, DK-2700 Brønshøj, Denmark. Bidder's share capital amounts to DKK 125,000, divided into 125 shares with a nominal value of DKK 1,000 each, fully paid-in. The duration of the company is unlimited. Bidder was

[1] From Annual Report 2005.

formed for the purpose of making the Offer. Bidder's principal purpose, as stated in its articles of association, is, directly or indirectly, to carry on business in Denmark and abroad in industry, trade, financing and investments.

Danaher Corporation

Danaher is a diversified industrial company, headquartered in Washington, D.C. Its shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on both the New York Stock Exchange (NYSE: DHR) and Pacific Stock Exchange (PSE: DHR). As of the date hereof, Danaher had approximately 308.6 million issued and outstanding shares, par value of $0.01 per share.

Danaher derives its sales from the design, manufacture and marketing of industrial and consumer products, which are typically characterized by strong brand names, proprietary technology and major market positions in three business segments: Professional Instrumentation, Industrial Technologies and Tools & Components.

Professional Instrumentation is Danaher's largest segment and encompasses three strategic lines of business: Environmental, Electronic Test and Medical Technology. Businesses in the Professional Instrumentation segment offer professional and technical customers products and services, including water quality analytical instrumentation and leak detection systems for underground fuel storage tanks, compact professional electronic test tools, and dental products, such as treatment units, hand pieces and conventional and digital radiography equipment.

Industrial Technologies encompasses two strategic lines of business: Motion and Product Identification. Businesses in the Industrial Technologies segment manufacture products and sub-systems that are typically incorporated by original equipment manufacturers into various end-products and systems. The Motion business segment provides motors, drives, controls, mechanical components and related products for various precision motion markets, such as packaging equipment, medical equipment and robotics. The Product Identification segment designs, manufactures and markets a variety of equipment used to print and read bar codes, date codes, lot codes and other information on pricing and secondary packaging.

In its Tools and Components Segment, Danaher is a leading producer of general purpose mechanics' hand tools, primary ratchets, sockets, and wrenches, and specialized automotive service tools for the professional and "do-it-yourself" markets.[2]

Danaher employs approximately 35,000 persons, of whom approximately 17,000 are employed in the United States.

In the year ended December 31, 2004, Danaher reported net income of approximately US$746 million on total revenues of approximately US$6.9 billion. The Professional Instrumentation segment accounted for approximately 42% of Danaher's revenues in 2004 with the Industrial Technologies segment accounting for approximately 39% of

[2] From 10-K, filed on March 7, 2005.

revenues and the Tools & Components segment representing approximately 19%.

Offer Structure

The Offer is for cash and is structured as a single offer made concurrently in Switzerland, the United States and certain other jurisdictions in which the Offer may be legally extended.

The Offer is structured to comply with (i) the applicable rules and regulations of Swiss law, in particular the Federal Stock Exchanges and Securities Trading Act (*Bundesgesetz uber die Borsen und den Effektenhandel*) (the "**Stock Exchange Act**") and the Swiss Takeover Board's Ordinance on Public Tender Offers (*Verordnung der Ubernahmekommission uber offentliche Kaufangebote*) (the "**TOO-TOB**") (such regulations and rules, collectively referred to as the "**Swiss Rules**") and (ii) except as otherwise requested herein, the requirements of Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Offer is not subject to Section 14(d) of the Exchange Act or Regulation 14D thereunder since no class of securities of the Company is registered under Section 12 of the Exchange Act.

The Bidder has announced the Offer through the electronic media that distributes stock market information on July 26, 2005. The Bidder commenced the Offer by publishing the Prospectus (in German, French and English) on July 28, 2005 in compliance with Swiss Rules. The initial acceptance period of the Offer will expire on August 24, 2005 at 4:00 pm CET (20 business days following publication), or for such longer period, to which the Bidder may extend the Offer in accordance with the terms thereof. Shareholders in the U.S. will be permitted to deliver acceptance forms to a receiving agent in the U.S. at any time during the 20 U.S. business days prior to and including August 24, 2005. In Switzerland, in accordance with Swiss Rules, shareholders will be permitted to deliver acceptance forms in the 10 Swiss trading days prior to the date the Offer expires, the first 10 Swiss day trading period being a "cool off" period. The Offer will remain open for at least 10 business days following publication of any change in the offer price or of any change in any other material condition of the Offer, as mandated by Swiss Rules and the provisions of Regulation 14E under the Exchange Act.

Under Swiss Rules, a tender offer, once launched, is irrevocable, although a bidder is permitted to withdraw the offer if (i) another person or group publishes a more favorable competing offer to acquire the target company, or (ii) the conditions of the offer as provided for in the terms of the offer are not satisfied or waived by the offeror. In particular, an offer may be withdrawn if the minimum acceptance threshold provided for in the terms of the offer has not been reached at the expiration of the offer period. In the present case, the Offer provides for a minimum acceptance level of 66.67% of the total number of issued shares of the Company on a fully diluted basis at the expiration of the offer period.

The Swiss Rules also regulate purchases of shares of a company which is the subject of an offer. In particular, the Swiss Rules require the offeror to notify the Swiss Takeover Board (the "STOB") and the stock exchange at which such shares are traded of any acquisition of such shares by noon CET on the first trading day following such acquisition (article 31(1) Stock Exchange Act; articles 37 et seq. TOO-TOB). Further, if the offeror acquires shares of the target company at a price exceeding the price it pays under the offer, it has to increase the price under the offer to the price it has paid for shares outside the offer (article 10(6) TOO-TOB).

Purchases Outside the Offer and Rule 14e-5

Under Swiss Rules and in accordance with Swiss practice, the Bidder and Danaher Corporation, acting directly and through their agents, financial advisors and other nominees or brokers, or through one of their wholly-owned subsidiaries (collectively, the "**Prospective Purchasers**"), are each permitted to purchase Shares in the open market or otherwise prior to and during the pendency, but outside, of the Offer, on such terms as are agreed with the applicable sellers, provided that the Prospective Purchaser notifies the STOB and the SWX Swiss Exchange of such purchase by noon CET on the first trading day following such purchase, and further provided that the Bidder would be required to increase the price offered in the Offer to the extent that the price paid under such purchase is higher than the price offered in the Offer.

The Prospectus prominently states that, subject to applicable Swiss and United States securities laws, the Bidder or its affiliates may from time to time purchase or make arrangement to purchase shares in Target outside the Offer.

Subject to certain exceptions, Rule 14e-5 prohibits a "covered person" from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror, its dealer-managers, and any of their respective affiliates, (ii) any advisors of the foregoing whose compensation is dependent on the completion of the offer; and (iii) any person acting in concert either directly or indirectly with any of the foregoing. Purchases by the Bidder, Danaher Corporation and other covered persons acting on their behalf of Shares outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases, although permitted and regulated by the Swiss Rules, is prohibited under Rule 14e-5 after the public announcement of the Offer.

In our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act, namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails of any facility of any national securities exchange", would be satisfied if Bidder or Danaher Corporation, or financial institutions acting on their behalf, made purchases of, or arrangements to purchase, Shares outside the United States. We nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 set forth below. We have been requested by the Bidder and Danaher Corporation to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Shares outside the United States in the absence of such exemptive relief.

Requested Exemptive Relief

Based on the foregoing, we respectfully request that each of the Prospective Purchasers be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of Shares outside the Offer by any Prospective Purchaser (by or on behalf of Danaher Corporation or the Bidder), that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) no purchases or arrangements to purchase Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of purchases of Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Prospectus;

(c) while Swiss Rules only require the Bidder to disclose information to the STOB and SWX Swiss Exchange, such purchases will be publicly disclosed in the United States through electronic media that publicly distributes stock market information;

(d) the Prospective Purchasers will disclose to the Division of Market Regulation of the Commission (the "**Division of Market Regulation**") upon request, a daily time-sequenced schedule of all purchases of Shares made by any of them during the Offer, on a transaction-by-transaction basis, including: (1) size, broker (if any), time of execution, and price of purchase; and (2) if not executed on the SWX Swiss Exchange, details of the exchange, quotation system or other facility through which the purchase occurred;

(e) upon request of the Division of Market Regulation, the Prospective Purchasers will transmit the information specified in d(1) and d(2) above to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(f) the Prospective Purchasers shall comply with the applicable requirements under Swiss law;

(g) the Prospective Purchasers will retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer to respond to inquiries of the Division of Market Regulation relating to such records;

(h) representatives of the Prospective Purchasers will be made available (in person at the offices of the Division of Market Regulation in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(i) except as otherwise exempted herein, the Prospective Purchasers will comply with Rule 14e-5.

The Commission has granted a number of exemptions from Rule 14e-5 and Rule 10b-13 (the predecessor to Rule 14e-5) to permit purchases by offerors and persons acting on behalf of offerors. We believe that the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in similar situations in the past. In relation to Switzerland, the Commission recently granted exemptive relief under Rule 14e-5 in connection with the offer by AFB Investment S.A. for Forbo Holding (available March 17, 2005). Other such letters include the letter regarding the offer by CIBER (UK) for Ecsoft Group plc (available January 8, 2003), letter regarding the offer by Cinven Limited for Fitness First Plc (available April 10, 2003), letter regarding the offer by 91 Profi-Start 2004 GmbH for P&I Personal & Informatik Aktiengesellscaft (available June 24, 2004), letter regarding the offer by United Technologies Corporation for Kidde plc (available December 15, 2004) and the letter regarding the offer by Fuji television Network, Incorporated for Nippon Broadcasting System (available January 6, 2005).

Conclusion

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

Pursuant to 17 CFR 200.81, we respectfully request on behalf of the Bidder and Danaher Corporation that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as the staff of the Commission is advised that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of the Bidder and Danaher Corporation for the reason that certain of the facts set forth in this letter have not been made public.

In view of the short timetable, we respectfully request that the Commission issue the requested exemptive relief as soon as practicable. If you require any further information or have any questions, please contact the undersigned on +44 20 7519 7040 or my colleague Lorenzo Corte (tel: +44 20 7519 7025).

Very truly yours,



Scott V. Simpson

432498.04-London Server 1A - MSW